Exhibit 12.1

Whole Foods Market, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

	September 24, 2017	September 25, 2016	September 27, 2015	September 28, 2014	September 29, 2013
Earnings:
Income before income taxes	$417	$827	$878	$894	$752

Rent expense	508	477	441	407	353
	x 1/3	x 1/3	x 1/3	x 1/3	x 1/3
One-third of rent expense	169	159	147	136	125
Interest expense	49	41	—	—	—
Fixed charges to add to earnings	218	200	147	136	125
Total available earnings	$635	$1,027	$1,025	$1,030	$877

Fixed charges:
Interest expense	$49	$41	$—	$—	$—
Capitalized interest	5	3	—	—	1
Total interest	54	44	—	—	1
One-third of rent expense	169	159	147	136	125
Total fixed charges	$223	$203	$147	$136	$126

Ratio of earnings to fixed charges	2.85x	5.06x	6.98x	7.97x	8.18x